Waste management, inc.

WASTE MANAGEMENT HOLDINGS, INC.

800 Capitol Street, Suite 3000

Houston, Texas 77002

May 20, 2025

Via EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Waste Management, Inc.
Registration Statement on Form S-4
Filed May 8, 2025
File No. 333-287083

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”) relating to the registration by Waste Management, Inc. (the “Issuer”) and Waste Management Holdings, Inc. as the additional guarantor registrant (the “Guarantor”, and together with the Issuer, the “Registrants”) under the Securities Act of 1933, as amended (the “Securities Act”), of $485,084,000 aggregate principal amount of the Issuer’s 3.875% Senior Notes due 2029 (the “Exchange Notes”) to be offered by the Issuer in exchange (the “Exchange Offer”) for a like principal amount of the Issuer’s issued and outstanding 3.875% Senior Notes due 2029 and the guarantees of such Exchange Notes by the Guarantor, the Registrants hereby confirm and represent as follows:

1.       The Registrants are registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) and similar no-action letters (collectively, the “SEC No-Action Letters”).

2.       The Registrants have not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute those Exchange Notes following completion of the Exchange Offer. The Registrants are not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes.

3.       The Registrants will disclose to each person participating in the Exchange Offer that if such participant acquires the Exchange Notes for the purpose of distributing them, such person (a) cannot rely on the Staff’s interpretive position expressed in the SEC No-Action Letters, and (b) must comply with the registration and prospectus delivery requirements of the Securities Act, in order to resell Exchange Notes, and be identified as an underwriter in the prospectus.

4.       The Registrants will include in the letter of transmittal an acknowledgement to be executed by each person participating in the Exchange Offer that such participant does not intend to engage in a distribution of the Exchange Notes. In addition, the Registrants will include in the letter of transmittal an acknowledgement for each person that is a broker-dealer exchanging securities it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please contact Clinton W. Rancher or Parker Hinman of Baker Botts L.L.P. at (713) 229-1820 or (713) 229-1924, respectively, with any questions or comments regarding the foregoing.

[Signature Page Follows]

Very truly yours,

Waste Management, Inc.

By:	/s/ Leslie K. Nagy
	Name:	Leslie K. Nagy
	Title:	Vice President and Treasurer

Waste Management Holdings, Inc.

By:	/s/ Leslie K. Nagy
	Name:	Leslie K. Nagy
	Title:	Vice President and Treasurer

cc:	Clinton W. Rancher, Baker Botts L.L.P.
Parker Hinman, Baker Botts L.L.P.

[Signature Page to Exxon Capital Letter]